[redacted]

08027786

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington,D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5 PART III

SEC FILE NUMBER
8-23340

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepard & Vrbanac Securities, Inc. .

OFFICIAL USE ONLY
FIRM I.D. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One South Main Street, 2nd Floor
(No. and Street)

Akron	OH	44308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Ingram 330-253-2020
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name - *if individual, state last, first, middle name*)

220 Market Avenue, S., Suite 700, Canton, Ohio 44702

(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON
FINANCIAL

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven C. ingram , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepard & Vrbanac Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE A. DAKOTA, Notary Public
Residence - Summit County
Statewide Jurisdiction, Ohio
My Commission Expires Oct. 20, 2009

Signature

President
Title

Notary Public

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shepard & Vrbanac Securities, Inc.
Akron, Ohio

We have audited the accompanying statement of financial condition of Shepard & Vrbanac Securities, Inc. (the "Company") as of December 31, 2007, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepard & Vrbanac Securities, Inc. at December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 16, 2008

STATEMENT OF FINANCIAL CONDITION

SHEPARD & VRBANAC SECURITIES, INC.

December 31, 2007

ASSETS

Cash	$	30,089
Petty cash		200
Accounts receivable-commissions		76,951
Prepaid renewal fees		7,996
Furniture and fixtures, net of accumulated depreciation of $200,322		7,375
Intangible assets, net of accumulated amortization of $38,000		204,000
Deposit		50,000
	$	376,611

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable - commissions	$	22,050
Long-term agreements		204,000
		226,050
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, no par value:		
250 shares issued, 122.5 shares outstanding		32,500
Additional paid-in capital		183,000
Retained earnings		129,706
Less 127.5 shares of treasury stock, at cost		(194,645)
		150,561
	$	376,611

See independent auditor's report and notes to financial statements.

STATEMENT OF INCOME

SHEPARD & VRBANAC SECURITIES, INC.

For the year ended December 31, 2007

REVENUES		
Commissions and fees	$	829,139
Miscellaneous income		44,992
Interest		32,419
		906,550
EXPENSES		
Commissions and fees		195,596
Employee compensation and benefits		372,047
Occupancy		72,882
Legal and accounting		10,085
Communications and data processing		55,920
Office and printing		16,000
Exchange and clearing fees		15,919
Miscellaneous		73,656
Administrative		61,282
		873,387
NET INCOME	$	33,163

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

SHEPARD & VRBANAC SECURITIES, INC.

For the year ended December 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2007	$ 32,500	$ 183,000	$ 132,043	$ (194,645)	$ 152,898
Cash contributed	-	-	-	-	-
Net income	-	-	33,163	-	33,163
Dividends paid	-	-	(35,500)	-	(35,500)
Balance at December 31, 2007	$ 32,500	$ 183,000	$ 129,706	$ (194,645)	$ 150,561

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

SHEPARD & VRBANAC SECURITIES, INC.

For the year ended December 31, 2007

Cash flows from operating activities:		
Net income	$	33,163
Adjustment to reconcile net income to net cash:		
Depreciation and amortization		33,377
Changes in assets and liabilities:		
Decrease in accounts receivable - commissions		9,977
(Increase) in prepaid renewal fees		(866)
(Decrease) in accounts payable - commissions		(6,158)
(Decrease) in long-term agreements		(24,000)
Net cash provided by operating activities		45,493
Cash flows from investing activities:		
Purchase of furniture and fixtures		(4,590)
Net cash (used in) investing activities		(4,590)
Cash flows from financing activities:		
Dividends paid		(35,500)
Net cash (used in) financing activities		(35,500)
Net increase in cash		5,403
Cash at beginning of year		24,686
Cash at end of year	$	30,089

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SHEPARD & VRBANAC SECURITIES, INC.

December 31, 2007

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated under the laws of the State of Ohio on February 14, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Its principal office is located in Akron, Ohio, with satellite offices in Alliance, Ohio and Richmond, Virginia.

Income Taxes

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be taxed as an S Corporation. Under this election, the Company's taxable income flows to the shareholder. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable - Commissions

Accounts Receivable consist of fees and commissions (net of trading and other expenses) from clearing organizations and registered investment companies. All receivables are considered by management to be fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2007 amounted to S9,376.

Intangible Assets

Intangible assets consist of a long-term consulting agreement with a former shareholder of the Company. The intangible assets is being amortized over its estimated useful life of 10 years. Amortization expense for the year ended December 31, 2007 was $24,000. Amortization expense will be $24,000 in each of the next five years. (See Note F.)

Deposit

A deposit totaling $50,000 represents an interest bearing Escrow Account required to be held by Mesirow Financial, Inc. at December 31, 2007.

Revenue Recognition

Commissions and related fee income are recorded on a trade-date basis as securities transactions occur.

NOTE B - COMMITMENTS AND CONTINGENCIES

SEC Regulations

It was determined during a routine Securities and Exchange Committee (SEC) audit that certain transactions pertaining to long-term agreements (see Note D) needed to be recorded on the books of Shepard & Vrbanac Securities, Inc. as of December 31, 2007. Adding these transactions resulted in the Company being deficient in their net capital requirements since the second quarter of 2006. These deficiencies will most likely result in remedial actions and/or civil penalties that could be assessed and could have an adverse effect on the Company's operations. Losses, if any, associated with the SEC judgment in question cannot be estimated at this time.

NOTE B - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Building Lease

The Company conducts its Akron operations from leased facilities under a non-cancelable operating lease that expires in June 2011. The Company sub-leased a portion of the office space on a month to month basis, beginning in September 2005. Rental expense, net of sub-leased portion, totaled $48,166 including utilities and the Company's share of the building expenses of $18,290 for the year ended December 31, 2007. The Alliance, Ohio and Richmond, Virginia offices have no leases or rent expense as they occupy very limited space and are not charged for its use.

The following is a schedule of the next five years of future minimum rentals under the lease at December 31, 2007:

2008	$	62,676
2009		62,676
2010		62,676
2011		62,676
TOTAL	$	250,704

NOTE C - SIMPLE IRA PLAN

The Company maintains a Simple IRA Pension Plan covering all employees who earned $5,000 or more, per year, during any two prior years of employment. The Company contributes a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 1% of the employee's compensation for the year. Employee elective deferrals are limited to $9,000 ($10,500 if age 50 or older) per year. The Company's contribution for the year ended December 31, 2007 totaled $0.

NOTE D - LONG-TERM AGREEMENTS

The long-term agreement consists of a consulting agreement with a former shareholder. The former shareholder is to provide FINOP services as well as a variety of client relationship/marketing functions. The terms of the agreement are $2,000 a month for a period of no less than ten years. The effective date of the agreement was May 31, 2006. The remaining portion of the minimum agreement as of December 31, 2007 was $204,000.

NOTE D - LONG-TERM AGREEMENTS (CONTINUED)

The future minimum payments of the long-term agreement as of December 31, 2007:

2008	$ 24,000
2009	24,000
2010	24,000
2011	24,000
2012	24,000
Thereafter	84,000
Total	$ 204,000

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $50,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital deficiency, as defined of $(89,858) which was $139,858 short of its required net capital of $50,000, and the net capital ratio to aggregate indebtedness, as defined was (2.52) to 1. (See Note F.)

NOTE F - SUBSEQUENT EVENTS

The long-term agreement was terminated in January of 2008. The termination of the agreement remedied the net capital requirement and aggregate indebtedness to the net capital deficiencies that existed on December 31, 2007 and made the Company compliant with required SEC regulations.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

SHEPARD & VRBANAC SECURITIES, INC.

December 31, 2007

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	150,561
Deduct nonallowable assets:		
Furniture and fixtures - net of accumulated depreciation		(7,375)
Petty cash		(200)
Intangible asset		(204,000)
Prepaid expenses		(7,996)
Net allowable commissions receivable		(19,253)
		(238,824)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		(88,263)
Deduct haircuts on securities:		
Trading and investment securities		(1,595)
NET CAPITAL	$	(89,858)
TOTAL AGGREGATE INDEBTEDNESS	$	226,050
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	50,000
Deficient net capital	$	(139,858)
Deficient net capital at 1,000%	$	(112,463)
Ratio: Aggregate indebtedness to net capital		(2.52) to 1

See independent auditor's report.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

SHEPARD & VRBANAC SECURITIES, INC.

December 31, 2007

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Mesirow Financial, Inc.) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

SHEPARD & VRBANAC SECURITIES, INC.

December 31, 2007

The Company operates under SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Mesirow Financial, Inc.) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

See independent auditor's report.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
Shepard & Vrbanac Securities, Inc.
One South Main Street, 2nd Floor
Akron, OH 44308

In planning and performing our audit of the financial statements of Shepard & Vrbanac Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
February 16, 2008

END